Consulting Group Capital Markets Funds

2000 Westchester Avenue

Purchase, NY 10577

September 18, 2015

FILED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Consulting Group Capital Markets Funds – Request for Withdrawal of Post-Effective Amendment No. 65 filed under Form 485APOS (File Nos. 033-40823 and 811-06318) Pursuant to Rule 477 under the Securities Act of 1933

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Consulting Group Capital Markets Funds (the “Trust”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 65 to the Trust’s Registration Statement that was filed with the Commission on April 17, 2015 under Form 485APOS (Accession No. 0001193125-15-135956) concerning the introduction of two new series of the Trust: CGCM Global Investment Solutions Global Concentrated Investments and CGCM Global Investment Solutions U.S. All Cap Equity Investments (the “Funds”).

The Trust submits this request for withdrawal as it has determined that it has no plans to proceed with the offering of the Funds within this Trust.

Based upon the foregoing, the Trust respectfully submits that such withdrawal would be consistent with the public interest and the protection of investors. Because the Trust made Post-Effective Amendment filings under Form 485BXT on June 30, 2015, July 30, 2015 and August 31, 2015 to delay the effectiveness of these Funds, no securities were sold in connection with the Amendment filed under Form 485APOS.

If you have any questions or require further information, please contact the undersigned at (212) 296-1488.

Very truly yours,

CONSULTING GROUP CAPITAL MARKETS FUNDS

By:	/s/ Francis Smith

Francis Smith

Chief Financial Officer